

Mail Stop 7010

July 2, 2007

**<u>via U.S. mail and facsimile</u>**

R. Jeffrey Bailly, Chief Executive Officer
UFP Technologies, Inc**.**
172 East Main Street
Georgetown, Massachusetts 01833-2107

> **RE:** **UFP Technologies, Inc.**
> **Form 10- K for the Fiscal Year Ended December 31, 2006**
> **Filed March 27, 2007**
> **File No. 1-12648**

Dear Mr. Bailly:

We have reviewed the above referenced filing and have the following comments. Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2006

Research and Development, page 6

1. In future filings please disclose the total research and development costs charged to expense in each period for which an income statement is presented. We refer you to paragraph 13 of SFAS 2 for guidance.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 16

Results of Operations, page 17

2. You disclose key factors contributing to the increase in net sales, gross profit and selling general and administrative expenses for your Component Products and Packaging segments.  In future filings please expand your discussion of results of operations for all periods presented to quantify the impact of the identified events or factors contributing to the changes in your results.  For additional guidance, please refer to the SEC Release 33-8350, available on the SEC website at www.sec.gov./rules/interp/33-8350.htm.

Liquidity and Capital Resources, page 19

3. You disclose the increase in cash provided by operations was due in part to "the large reduction in accounts receivable".  In future filings clarify for readers why such reduction occurred.   When preparing your discussion and analysis of liquidity in future filings, please address material changes and the underlying drivers for the changes, rather than merely describing information that is readily obtainable by the reader from your statements of cash flows.  For additional guidance, please refer to the SEC Release 33-8350, available on the SEC website at www.sec.gov./rules/interp/33-8350.htm.

Item 9A. Controls and Procedures, page 24

4. Your disclosure states, "…the Company's Chief Executive Officer and Chief Financial Officer performed an evaluation of the effectiveness of the Company's disclosure controls and procedures (as defined in SEC Rule 13a-15 or 15d-15), which have been designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and are operating in an effective manner."   This is an incomplete definition of disclosure controls and procedures per Rules 13a-15(e) and 15d-15(e) of the Exchange Act.  Please confirm to us and revise your disclosure to clarify, if true, that your disclosure controls and procedures are

effective to ensure that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms and to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to your management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Refer to Exchange Act Rules 13a-15(e) and 15d-15(e). Alternatively, in future filings you may simply conclude that your disclosure controls and procedures are effective or ineffective, whichever the case may be.

Form 10-Q for the Fiscal Quarter Ended March 31, 2007

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 14

5.  You disclose that the decline in sales for the three month period ended March 31, 2007 was primarily due to lower sales to the automotive market caused by extended holiday shut-downs as well as generally soft demand in this market (Component Products segment).   You also disclose that your gross profit increased due to improved material yield and a more favorable mix of business partially offset by the impact of fixed costs within cost of sales measured against lower sales.  In future filings please expand your discussion of results of operations for all periods presented to quantify the impact of the identified events or factors contributing to the changes in your results. Additionally, please expand your disclosure to include a discussion of management's expectation of future trends in sales. For additional guidance, please refer to the SEC Release 33-8350, available on the SEC website at www.sec.gov./rules/interp/33-8350.htm.

Liquidity and Capital Resources, page 16

6.  You disclose the decrease in cash provided by operations was primarily attributable to a smaller reduction in accounts receivable, an increase in inventory balances and a reduction in accrued taxes and expenses.  This disclosure does not provide an investor with useful information about your operations. When preparing your discussion and analysis of liquidity in future filings, please address material changes and the underlying drivers for the changes, rather than merely describing information that is readily obtainable by the reader from your statements of cash flows.  For additional guidance, please refer to the SEC Release 33-8350, available on the SEC website at www.sec.gov./rules/interp/33-8350.htm.

\* \* \* \*

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review.  Please file your response letter on EDGAR.  Please understand that we may have additional comments after reviewing responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her absence Jeanne Baker at (202) 551-3691 or, me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Terence O'Brien
Accounting Branch Chief